Exhibit 99(a)(1)(K)

SUPPLEMENT TO

OFFER TO PURCHASE FOR CASH

Any and All of the Outstanding Shares of Common Stock and Any and

All of the Outstanding American Depositary Shares (each representing 30 shares of Common Stock)

of

ENDESA AMÉRICAS S.A.

at a Purchase Price of

Ch$300 Per Share of Common Stock or

Ch$9,000 Per American Depositary Share (each representing 30 shares of Common Stock)

by

ENERSIS AMÉRICAS S.A.

THIS U.S. OFFER AND THE CORRESPONDING TENDER WITHDRAWAL RIGHTS WILL EXPIRE AT 4:30 P.M., NEW YORK CITY TIME, ON OCTOBER 28, 2016 OR SUCH LATER TIME AND DATE TO WHICH THE U.S. OFFER IS EXTENDED AND IS INTENDED TO COINCIDE WITH THE EXPIRATION OF THE CONCURRENT CHILEAN OFFER (AS DEFINED BELOW) AS WELL AS WITH THE EXPIRATION OF THE STATUTORY MERGER DISSENTERS’ WITHDRAWAL RIGHTS THAT YOU MAY EXERCISE IN CONNECTION WITH PROPOSED MERGER OF ENDESA AMÉRICAS AND CHILECTRA AMÉRICAS S.A. WITH AND INTO ENERSIS AMÉRICAS.

The offering price in the offer is below the recent market price of the shares of common stock and American Depositary Shares (“ADSs”) of Endesa Américas. If you decide not to (i) tender your shares or ADSs in either the U.S. Offer or the Chilean Offer or (ii) sell your shares or ADSs in the open market, you may exercise statutory merger dissenters’ withdrawal rights in connection with the proposed merger and receive cash in the amount of Ch$299.64 for your shares. ADS holders must cancel their ADSs and become holders of shares on or before the Chilean record date in order to exercise statutory merger dissenters’ withdrawal rights. See the Summary Term Sheet and “Special Factors — Section 4. Plan After the Offers” of the Offer to Purchase.

The following information amends and supplements the Offer to Purchase dated September 14, 2016 (the “Offer to Purchase”) of Enersis Américas S.A. (“Enersis Américas”) relating to the offer by Enersis Américas to purchase all outstanding shares of common stock of Endesa Américas, other than shares of common stock currently owned by Enersis Américas, (such shares, the “Shares”) from all holders of shares resident in the United States at a purchase price of Ch$300 per Share and all outstanding American Depositary Shares of Endesa Américas (the “ADSs”) from all holders of ADSs at a purchase price of Ch$9,000 per ADS (or the equivalent in U.S. dollars as calculated on the next business day that the foreign exchange market is open in Chile subsequent to the announcement of the results of the Offers (as defined below)), less applicable withholding taxes and distribution fees, upon the terms and subject to certain conditions described in the Offer to Purchase and in the related form of acceptance and letter of transmittal (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”). Through a concurrent offer in Chile, Enersis Américas is offering to purchase any and all of the outstanding Shares at the same purchase price of Ch$300 per Share, other than Shares currently owned by Enersis Américas, including shares held by holders resident in the United States (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”).

The Offers are conditioned on (i) the approvals of the merger of Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) with and into Enersis Américas by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas at separate extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, (ii) less than 10% of the outstanding shares of Enersis Américas, 10% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the statutory merger dissenters’ withdrawal rights in connection with the merger, provided that no shareholder will own more than 65% of Enersis Américas on the expiration date of the period to exercise statutory merger dissenters’ withdrawal rights by dissenting shareholders, considering the number of shares in the new share capital of Enersis Américas to be approved by the extraordinary shareholders’ meetings of Enersis Américas, Chilectra Américas and Endesa Américas, and (iii) the absence of any material adverse effect on the business, results of operations and financial condition of Endesa Américas and its subsidiaries, taken as a whole, subject to certain exceptions.

Under Chilean law, the initial offering period of the Chilean Offer may not exceed 30 calendar days and may then be extended one time for a period of between 5 to 15 calendar days. The initial 30-day offering period of the Chilean Offer was scheduled to expire on October 13, 2016; however, Enersis Américas has extended the Chilean Offer offering period to October 28, 2016, in accordance with Chilean law, to coincide with the expiration of the initial U.S. Offer period. In the event that the Chilean Offer is extended beyond October 28, 2016 for any reason, Enersis Américas intends to also extend the U.S. Offer so that the U.S. Offer offering period coincides with the offering period set forth for the Chilean Offer.

This transaction has not been approved or disapproved by the SEC, any state securities commission, the Chilean Superintendencia de Valores y Seguros or the securities regulatory authorities of any other jurisdiction, nor has the SEC, any state securities commission, the Chilean Superintendencia de Valores y Seguros or the securities regulatory authorities of any other jurisdiction passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Dealer Manager

BTG Pactual

The date of this Supplement to the Offer to Purchase is September 20, 2016.

To U.S. Holders of Shares of Common Stock and Holders of American Depositary Shares

of Endesa Américas S.A. (“Endesa Américas”):

INTRODUCTION

The following information amends and supplements the Offer to Purchase dated September 14, 2016 (the “Offer to Purchase”) of Enersis Américas S.A. (“Enersis Américas”), a publicly held limited liability company (sociedad anónima abierto) organized and existing under the laws of the Republic of Chile and a subsidiary of Enel S.p.A. (“Enel”), a publicly held stock corporation organized and existing under the laws of Italy. Enersis Américas is offering to purchase (1) any and all of the outstanding shares of common stock, no par value (the “Shares”), of Endesa Américas S.A., a publicly held limited liability company organized and existing under the laws of the Republic of Chile, other than Shares currently owned by Enersis Américas, from all holders of Shares resident in the United States (the “U.S. Holders”) for Ch$300 per Share and (2) any and all of the outstanding American Depositary Shares (“ADSs”) of Endesa Américas, each representing 30 Shares, for Ch$9,000 per ADS (less any applicable withholding taxes and distribution fees), in each case payable in United States dollars based upon the weighted average exchange rate for the foreign currency conversions of such Chilean peso amounts effected by Banco Santander Chile on behalf of Enersis Américas on the business day that the foreign exchange market is open in Chile subsequent to the announcement of the results of the Offers, in cash and without interest thereon and subject to any required withholding of taxes and distribution fees (the “U.S. Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Form of Acceptance and ADS Letter of Transmittal (which, as the same may be amended and supplemented from time to time, constitute the “U.S. Offer”).

Concurrent with the U.S. Offer, Enersis Américas is offering to purchase (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”) from all holders of Shares (including Shares held by U.S. Holders) any and all of the outstanding Shares, other than Shares currently owned by Enersis Américas, for Ch$300 per Share, in cash and without interest and subject to any required withholding of taxes. The Chilean Offer is being made on substantially the same terms as the U.S. Offer. Except as otherwise required by applicable law and regulations, Enersis Américas intends to consummate the U.S. Offer concurrently with the Chilean Offer.

Capitalized terms used in this Supplement and not defined herein have the meanings set forth in the Offer to Purchase.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares or ADSs pursuant to the U.S. Offer. You should rely only on the information contained in the Offer to Purchase, as supplemented by this Supplement, the related Form of Acceptance, the related ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the U.S. Offer other than those contained in the Offer to Purchase, as supplemented by this Supplement, the related Form of Acceptance, the related ADS Letter of Transmittal or the ADS Notice of Guaranteed Delivery. If anyone makes any recommendation or gives any information or representation regarding the U.S. Offer, you must not rely upon that recommendation, information or representation as having been authorized by us, our board of directors, Computershare Trust Company, N.A., as U.S. tender agent of Enersis Américas for the Shares in the U.S. Offer, Citibank, N.A., as tender agent of Enersis Américas for the ADSs in the U.S. Offer, BTG Pactual US Capital, LLC, as dealer manager for the U.S. Offer, or Georgeson LLC, as information agent for the U.S. Offer. You should not assume that the information provided in the U.S. Offer, this Supplement or the Offer to Purchase is accurate as of any date other than the respective dates of the documents.

Subject to applicable law (including Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, which require that material changes be promptly disseminated to security holders in a manner reasonably designed to inform them of such changes), delivery of the Offer to Purchase shall not under any circumstances create any implication that the information contained or incorporated by reference in the Offer to Purchase is correct as of any time after the date of the Offer to Purchase or the respective dates of the documents incorporated therein by reference or that there has been no change in the information included or incorporated by reference therein or in the affairs of Enersis Américas or any of its subsidiaries or affiliates since the date thereof or the respective dates of the documents incorporated therein by reference.

SPECIAL FACTORS

Section 2. Fairness of the Offers and Summary of the Independent Valuator Reports

The section of the Offer to Purchase entitled “Special Factors — Section 2. Fairness of the Offers and Summary of the Independent Valuator Reports” is hereby amended to add (i) on page 36 at the end of the bullet entitled “The going concern value of Endesa Américas”, the following cross-reference “(for a summary description of Mr. Becker’s analyses, see “—Summary of Report of Independent Appraiser of Endesa Américas (Colin Becker)” and (ii) at the end of such section the following subsection entitled “Summary of Report of Independent Appraiser of Endesa Américas (Colin Becker)” as follows:

Summary of Report of Independent Appraiser of Endesa Américas (Colin Becker)

On May 6, 2016, the Board of Directors of Endesa Américas designated Colin Becker as an independent appraiser (perito independiente) as required under Chilean law. Specifically, Mr. Becker was engaged to provide a final report as to the value and merger exchange ratios of the merging companies in accordance with Articles 156 and 168 of the Chilean Corporate Regulations and SVS instructions. Mr. Becker is the Advisory & Deals Lead Partner for PricewaterhouseCoopers Chile (“PwC Chile”) and in appointing him, the Board of Directors of Endesa Américas considered his experience as well as the fact that he holds a bachelor’s degree in Commerce from the University of Witwatersrand in South Africa, an honors bachelor’s degree in Accounting Science from the University of South Africa, a degree in Public Accounting and Auditing (Contador Público y Auditor) from Universidad Gabriela Mistral in Chile and is also a Chartered Accountant in South Africa.

At the August 5, 2016 meeting of the Board of Directors of Endesa Américas, Mr. Becker delivered his final report that sets forth:

•	the proposed merger exchange ratios in connection with the Merger, based on an economic valuation of the equity of Enersis Américas, Endesa Américas and Chilectra Américas prepared by PwC Chile as of June 30, 2016; and

•	the number of shares to be issued by Enersis Américas based on the proposed merger exchange ratios and unaudited pro forma consolidated statement of financial position of Enersis Américas as of June 30, 2016, to be exchanged for the issued and outstanding Endesa Américas and Chilectra Américas shares upon consummation of the Merger.

Conclusion of Colin Becker

Mr. Becker proposed the following merger exchange ratios in connection with the Merger:

	Endesa Américas	Chilectra Américas
Proposed by the Board of Directors in November 2015	2.8 Shares	5.0 Shares
Proposed by the Board of Directors in August 2016	2.8 Shares	4.0 Shares
Determined by the Independent Appraiser	2.5979 Shares	3.2431 Shares

Based on the above merger exchange ratios, Mr. Becker calculated the requisite number of shares to be issued by Enersis Américas as follows:

The full text of these conclusions and Mr. Becker’s final report is incorporated by reference to Annex D from Enersis Américas’ Registration Statement on Form F-4, as amended (Registration No. 333-211405). The report outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Mr. Becker in rendering his report. The description of Mr. Becker’s final report contained herein is qualified in its entirety by reference to the full text of the report. Holders of Endesa Américas shares are urged to read the entire final report carefully in connection with their consideration of the proposed merger.

Mr. Becker’s conclusions speak only as of the date of his report, which was prepared for the exclusive use and knowledge of the management, the Board of Directors and shareholders of Endesa Américas. Therefore, the report should not be used for any other purpose without his knowledge. It does not address the underlying business decision of Endesa Américas to engage in the Merger or any other aspect of the Merger and is not a recommendation to any holder of Endesa Américas shares as to how such holder of Endesa Américas shares should vote at the special meeting with respect to the Merger or any other matter.

The Board of Directors of Endesa Américas determined the merger exchange ratios for the Merger. Mr. Becker’s analysis provided an independent determination of the merger exchange ratios for the Board of Directors’ reference as required under Chilean law.

Methodology Utilized by Colin Becker

In connection with rendering his report on August 5, 2016, Mr. Becker determined the merger exchange ratios presented above based on the economic valuation of Enersis Américas, Endesa Américas and Chilectra Américas’ equity prepared by PwC Chile.

In addition, Mr. Becker reviewed the unaudited pro forma consolidated statement of financial position prepared by the management of Enersis Américas, to calculate the number of shares to be issued by Enersis Américas in exchange for the issued and outstanding Endesa Américas and Chilectra Américas shares upon consummation of the Merger. The unaudited pro forma consolidated statement of financial position assumes that the Merger is approved and consolidates the assets, liabilities, rights and obligations of Endesa Américas and Chilectra Américas as of June 30, 2016. The merger share exchange ratios determined by Mr. Becker differ from those proposed by the Board of Directors in August 2016 and, consequently, the unaudited pro forma consolidated statement of financial position of Enersis Américas presented in the annex to Mr. Becker’s report includes an adjustment for the number of Enersis Américas shares to be issued in the Merger based on the difference in merger exchange ratios. However, this adjustment did not affect the net equity of the merged entities. Mr. Becker further considered the consolidated interim financial statements of Endesa Américas and Chilectra Américas as of June 30, 2016 and the effect of the distribution of an extraordinary Ch$120 billion dividend by Chilectra Américas, subject to approval by shareholders of Chilectra Américas.

Estimated Economic Valuation by PwC Chile

As discussed above, Mr. Becker reviewed PwC Chile’s calculation of the estimated economic valuation of Enersis Américas, Endesa Américas and Chilectra Américas’ equity. In preparing the economic valuations contained in the presentation dated August 5, 2016, PwC Chile reviewed and considered, among other things, information provided by Endesa Américas, which consisted of historical financial information, macroeconomic assumptions, the 2016 budget, investment estimates, business plans and financial projections for each business, information on new generation plants, termination and concession renewals, generation capacity, the volume of energy sold, and tariffs. PwC Chile also received presentations from the management of Enersis Américas, Endesa Américas and Chilectra Américas on their financial projections, investment estimates, and tax implications. Management also responded to queries and requests for additional information. The full text of PwC Chile’s presentation dated August 5, 2016, which contains, among other things, the calculations by PwC Chile, has been filed as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the Merger and will be made available for inspection and copying at the principal offices of Endesa Américas during its regular business hours by any interested holder of Endesa Américas shares or representative who has been so designated in writing. The description of PwC Chile’s presentation contained herein is qualified in its entirety by reference to the full text of the presentation. Holders of Endesa Américas Shares are urged to read the entire presentation carefully in connection with their consideration of the proposed Merger.

The tables below present a summary of the economic valuations of the equity of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2016 in millions of dollars (and its equivalent in millions of Chilean pesos under the Observed Exchange Rate of Ch$661.37 per U.S. dollar as of July 1, 2016). The valuations consider their corresponding investments in generation, transmission, and distribution operations in Argentina, Brazil, Colombia, and Peru.

(1)	Refers to cash and cash equivalents less financial debt as of June 30, 2016. The net cash of Chilectra Americas and Enersis Americas takes into account the proposed dividend distribution.
(2)	Refers to the ownership interests that each company holds in Peru, Colombia, Brazil and Argentina. Enersis Americas holds an investment in Endesa Americas of USD 2,281,345,000 (equivalent to 59.980931%) and in Chilectra Americas of USD 660,105,000 (equivalent to 99.090621%).
(3)	Refers to the net present value of the projected corporate costs.
(4)	Refers to the economic compensation included in the merger exchange ratio for the incremental tax costs assumed by Endesa Américas and Chilectra Américas in Peru. For Enersis Americas, this concept corresponds to the economic compensation in relation to its investments in Endesa Américas and Chilectra Américas.

PwC Chile’s economic valuation is based on the financial projections provided by the management of Enersis Américas, Endesa Américas and Chilectra Américas, prepared on information generated from internal operating models, to which PwC Chile did not have access. However, PwC Chile did have access to management’s technical teams and was able to analyze these financial projections. In performing its reviews and analyses and in rendering its economic valuations, PwC Chile relied on the integrity, accuracy, and complete presentation of all financial information, data, advise, reports, or representations obtained from public sources, the Board of Directors and management of Endesa Américas, as well as other representative parties. PwC Chile further prepared its findings based on current economic conditions, financials, and the existing business in general as of the date of the report. Moreover, PwC Chile’s estimated economic valuation:

•	must be considered as a whole by the reader as selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its valuation;

•	is based on the transaction alone and not on any subsequent activities to the transaction;

•	is limited to a financial perspective of the transaction and not the strategic aspects of the transaction;

•	does not provide a report for selecting the best possible option for the transaction;

•	represents the impartial report of an appraiser and not a statement of facts;

•	has been prepared for the Board of Directors of Endesa Américas as a factor, among others, that it will consider when determining whether the transaction is in the best interest of Endesa Américas;

•	should not be interpreted as a recommendation to the management, the Directors’ Committee, or the Board of Directors of Endesa Américas, as to how to vote, or whether to proceed with the transaction;

•	does not constitute a calculation, estimation or comprehensive valuation of Enersis Américas, Endesa Américas, and Chilectra Américas or their shares; and

•	along with anything else in the presentation, should not be construed as a legal interpretation, a report on any contract or document, or a recommendation for investing or not investing. The persons who prepared the economic valuation utilized their best comprehension and knowledge and acted independently and objectively.

Methodologies Utilized by PwC Chile

DCF Method

PwC Chile’s estimated economic valuations are based on the sum of the corresponding investments in generation, transmission, and distribution operations currently existing in Peru, Colombia, Brazil, and Argentina under the Discounted Cash Flow model (the “DCF method”). Specifically, the DCF method considered:

•	the financial statements of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2016;

•	the operational cash flows of each of the controlled operating entities, either directly or indirectly, owned by Enersis Américas, Endesa Américas, or Chilectra Américas;

•	each relevant country’s gross domestic product, inflation, exchange rate, and commodity prices as obtained from various external sources;

•	periods that run concurrently with existing concession periods, the operating capacity of each plant, and the type of business in each market;

•	defined period for those concessions that will be terminated and not renewed and the recovery of the residual asset values in those concessions that include this compensation clause; and

•	only those projects that are currently under development or approved for development during the projection period.

The table below sets forth the estimated values of Enersis Américas, Endesa Américas and Chilectra Américas under the DCF method.

Market Multiples Method

In addition to the DCF method, market multiples for similar companies falling within the same sector and listed on the MILA (Chile, Colombia and Peru) and Latin America stock exchanges were selected as a basis for comparison to the results of the DCF method. In so doing, PwC Chile used the enterprise valuation/EBITDA ratio to estimate the value of the businesses by way of the market multiples method as set forth in the table below.

Market Capitalization

The results of the DCF method were also compared to the market capitalization of Enersis Américas, Endesa Américas and Chilectra Américas. The market capitalization approach took into account the fact that shares of Endesa Américas began to trade on the Santiago Stock Exchange as of April 21, 2016, and as of May 31, 2016 for Chilectra Américas.

Preliminary Reports and Presentations by Colin Becker and PwC Chile

In addition to the August 5, 2016 reports and presentations of Mr. Becker and PwC Chile described above, preliminary written presentations were provided to the Board of Directors of Endesa Américas on June 29, 2016 and July 27, 2016. The preliminary written presentation dated June 29, 2016 contained information regarding the merger exchange ratios and economic valuations of Enersis Américas, Endesa Américas and Chilectra Américas that are substantially similar to the information contained in the report and presentation dated July 27, 2016. The main differences were that the report and presentations as of June 29, 2016 did not include the impact of a proposed dividend from Chilectra Américas to Enersis Américas, and used financial information as of May 31, 2016, instead of June 30, 2016. The July 27, 2016 preliminary presentation was substantially similar to the final report and presentation, except for the fact that the July 27, 2016 preliminary written presentation considered (i) a proposed Chilectra Américas merger exchange ratio of 5.0 shares instead of 4.0 shares of Enersis Américas for each Chilectra Américas share; and (ii) a statutory merger dissenters’ withdrawal right limit for the shareholders of Endesa Américas of up to 7.72% of Endesa Américas shares instead of up to 10.00% of Endesa Américas shares.

Separately, in connection with obtaining shareholder approval of the spin-offs, and pursuant to the requirements under the July 2015 SVS Letters, Mr. Becker also provided a preliminary referential report dated October 30, 2015 to the Board of Directors of Endesa Chile. This preliminary referential report contained a preliminary valuation of the companies to be merged following the spin-offs as of June 30, 2015 prepared by PwC Chile and a non-binding preliminary estimate of the range of the merger exchange ratios based on such valuations. In this preliminary referential report, Mr. Becker provided a non-binding preliminary estimate of the range of the merger exchange ratios of 2.7110 (min) to 3.7706 (max) shares of Enersis Américas shares for each Endesa Américas share and 2.3904 (min) to 4.4282 (max) shares of Enersis Américas shares for each Chilectra Américas share. The assumptions and methodologies used by Mr. Becker and PwC Chile were largely similar to the final report and presentation dated August 5, 2016.

Copies of the June 29, 2016 and July 27, 2016 preliminary written presentations and the October 30, 2015 preliminary referential report have been filed as exhibits to the Schedule 13E-3 filed with the SEC in connection with the Merger and will be made available for inspection and copying at the principal offices of Endesa Américas during its regular business hours by any interested holder of Endesa Américas shares or representative who has been so designated in writing. A copy of the October 30, 2015 preliminary referential report is also available on the Endesa Chile website.

Other

The total fees paid to Mr. Becker and PwC Chile in connection with the Merger amount to approximately US$358,173 and in connection with the spin-offs amount to US$510,800. No portion of the above mentioned fees is contingent on the consummation of the Merger. Endesa Américas and Endesa Chile has also agreed to reimburse reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify PwC Chile and Mr. Becker against certain expenses and liabilities, including liabilities under the securities laws.

Except in connection with the Merger and the spin-offs, Mr. Becker did not provide any services to Endesa Américas or any of its associated or affiliated entities during the past two years. However, during the two years prior to the engagement of Mr. Becker, PwC Chile and its affiliated entities provided a limited number of immaterial non-recurring services to Endesa Américas and its associated or affiliated entities. The fees paid to PwC Chile and its affiliated entities, as applicable, in connection with these activities were, in the aggregate, financially immaterial to PwC Chile and its affiliated entities.

The ADS Letter of Transmittal, certificates for Shares, ADRs and any other required documents should be sent or delivered by each Share or ADS holder of Endesa Américas who wishes to participate in the U.S. Offer or such Share or ADS holder’s broker, dealer, commercial bank, trust company or other nominee, to the U.S. Share Tender Agent or ADS Tender Agent, as applicable, by the Expiration Date at one of the addresses set forth below:

The U.S. Share Tender Agent for the U.S. Offer is:

Computershare Trust Company, N.A.

By First Class Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Registered or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Fax Number:

617-360-6810

Confirmation Telephone Number:

781-575-2332

The ADS Tender Agent for the U.S. Offer is:

Citibank, N.A.

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Confirmation Telephone Number:

1-877-248-4237 (in case of lost ADRs)

973-461-7021 (in case of ADS cancellations)

Questions or requests for assistance may be directed to the Information Agent at its telephone number set forth below. Questions or requests for assistance or additional copies of this Supplement, the Offer to Purchase, the Form of Acceptance, the ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number set forth below. Share or ADS holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the U.S. Offer.

The Information Agent for the U.S. Offer is:

Georgeson LLC

Telephone Number: + 1 866-682-6148

The Dealer Manager for the U.S. Offer is:

BTG Pactual